EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(in millions, except ratios)
Pre-tax income before adjustment for non-controlling interests	$5,082	$4,502	$3,932	$2,746	$2,757
Loss attributable to non-controlling interests and equity investments	27	37	25	18	1
Add: Fixed charges	50	20	25	29	56
Earnings	$5,159	$4,559	$3,982	$2,793	$2,814
Fixed charges:
Interest expense	$48	$14	$20	$25	$52
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	2	6	5	4	4
Total fixed charges	$50	$20	$25	$29	$56
Ratio of earnings to fixed charges	103.2	228.0	159.3	96.3	50.3

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.